UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42770

Magnitude International Ltd

(Exact name of registrant as specified in its charter)

27 Woodlands Industrial Park E1

#03-15 (Lobby B) Hiangkie Industrial Building

Singapore 757718

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Interim Financial Statements

On April 30, 2026, Magnitude International Ltd issued unaudited interim financial statements for the six months ended October 31, 2024 and 2025. Attached hereto and incorporated by reference herein are the following exhibits.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended October 31, 2024 and 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magnitude International Ltd

Date: April 30, 2026	By:	/s/ Lim Say Wei
	Name:	Lim Say Wei
	Title:	Director and Chief Executive Officer